Exhibit 3.1
CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION of
BATTERY CONTROL CORP.

Pursuant to § 242 of the General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST:                      That at a meeting of the Board of Directors of Battery Control Corp. (the “Corporation”), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FIRST and FOURTH of the Certificate of Incorporation be amended to read as follows:

“FIRST: The name of the Corporation shall be Ecologix Resource Group, Inc.”

“FOURTH: The number of shares authorized by the Corporation shall be 250,000,000 (Two Hundred Fifty Million), consisting of 200,000,000 (Two Hundred Million) shares of common stock, par value of $0.001 and 50,000,000 (Fifty Million) shares of preferred stock, par value of $0.001 per shares.”

SECOND:                 That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD:                     That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Jason Fine, this 30th Day of April, A.D. 2009.

Jason Fine,
Authorized Officer